                                                                   Exhibit 12(d)
                     HSBC AMERICAS, INC. AND SUBSIDIARIES
           CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                     AND DIVIDENDS ON PREFERRED STOCK (a)
                       (Including Interest on Deposits)
                         (In Millions Except Ratios)

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
                                                       Three Months
                                                      Ended March 31, (b)              Years Ended December 31,
                                                      ---------------          -------------------------------------
                                                       1996    1995             1995    1994    1993    1992    1991
                                                       ----    ----             ----    -----   ----    ----    ----
Total Fixed Charges, including Preferred Stock
 Dividend Factor (as above)                             $47     $40             $150    $184    $219    $233    $346
Add: Interest on Deposits                               117     102              465     308     290     397     669
                                                       ----    ----             ----    ----    ----    ----    ----
Fixed Charges, including Preferred Stock
 Dividend Factor and Interest on Deposits              $164    $142             $615    $492    $509    $630  $1,015

Earnings (Loss) Before Taxes: Based on
 Income and Fixed Charges (as above)                   $179    $ 51             $479    $263      $1    $165    $187
Add: Interest on Deposits                               117     102              465     308     290     397     669
                                                       ----    ----             ----    ----    ----    ----    ----
Total                                                  $296    $153             $944    $571    $291    $562    $856
                                                       ----    ----             ----    ----    ----    ----    ----
Consolidated Ratio of Earnings to Combined Fixed
 Charges and Dividends on Preferred Stock              1.80    1.08             1.53    1.16    0.57    0.89    0.84
                                                       ====    ====             ====    ====    ====    ====    ====

(a) The Three Months Ended March 31, 1995 and the Years Ended December 31, 1995 to 1991 have been restated to include the results of Oleifera Investments, Ltd. merged with the Corporation on January 1, 1996.
(b) Unaudited
(c) Undistributed equity earnings of less than fifty percent owned companies.
(d) Less than $500,000
(e) The portion deemed representatively of the interest factor.
(f) Ratio is less than one, therefore mutual preferred stock dividends amount used.
* The amount by which earnings for the years ended December 31, 1993, 1992, and 1991 were insufficent to cover combined fixed charges and dividends on preferred stock were $218 million, $68 million and $159 million respectively (excluding and including interest on deposits).

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